As filed with the Securities and Exchange Commission on August 10, 2004

Registration No. 333-110501

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOXWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-3934824
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

168 Franklin Corner Road

Lawrenceville, New Jersey 08648

(609) 514-4100

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Thomas J. Drury, Jr.

President and Chief Executive Officer

168 Franklin Corner Road

Lawrenceville, New Jersey 08648

(609) 514-4100

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

David J. Sorin, Esq.

David S. Matlin, Esq.

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling stockholders, after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered		Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $0.001 par value	851,009,830	(1)	$0.0455	(2)	$38,720,948	$4,905.95	(3)

(1)	Includes 659,924,187 shares of Common Stock issuable upon the conversion of 659,924,187 shares of Series D Preferred Stock held by the selling stockholders, 29,712,846 shares of Common Stock that may be issued upon the exercise of Common Stock warrants held by the selling stockholders, 157,011,802 shares of Common Stock that may be issued upon the exercise and conversion of Series D Preferred Stock warrants held by the selling stockholders, and 4,360,995 shares of Common Stock issued as dividends on the Series D Preferred Stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the bid and asked for price of the registrant’s Common Stock as reported on the OTC Bulletin Board on August 5, 2004.

(3)	No registration fee is due as we previously paid $6,597.42 towards the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 10, 2004

VOXWARE, INC.

851,009,830 Shares of Common Stock

Our stockholders listed in this prospectus are offering and selling an aggregate of 851,009,830 shares of our Common Stock. Of those shares, 659,924,187 are issuable upon the conversion of 659,924,187 shares of Series D Preferred Stock currently held by the selling stockholders at the current conversion price of $0.015 per share (subject to adjustment), 28,750,000 are issuable upon the exercise of Common Stock warrants held by the selling stockholders at an initial exercise price of $0.015, 157,011,802 are issuable upon the exercise and conversion of Series D Preferred Stock warrants held by the selling stockholders at initial exercise price of $0.001, 50,000 shares are issuable upon the exercise of Common Stock warrants held by the selling stockholders at an initial exercise price of $3.44, 375,000 are issuable upon the exercise of Common Stock warrants held by the selling stockholders at an initial exercise price of $0.032 and 537,846 are issuable upon the exercise of Common Stock warrants held by the selling stockholders at an initial exercise price of $0.1255. The remaining 4,360,995 shares of Common Stock were issued as dividends on the Series D Preferred Stock.

The shares of our Common Stock may be offered and sold from time to time by our stockholders, as described in this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.

Our Common Stock trades on the OTC Bulletin Board under the ticker symbol “VOXW.OB.” On August 5, 2004, the last reported sale price of our Common Stock was $0.04 per share.

The selling stockholders may offer the shares of Common Stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you invest in any of the Common Stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-2 filed by us with the Securities and Exchange Commission to register 851,009,830 shares of our Common Stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our Common Stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

PROSPECTUS SUMMARY

VOXWARE, INC.

We are a leading provider of voice-based technology that optimizes the front line logistics and distribution center workforce. Our primary product, VoiceLogistics®, enables warehouse workers to perform a wide array of logistics tasks – such as picking, receiving, put away, replenishment, loading, returns processing, cycle counting, cross-docking and order entry – more efficiently and effectively. VoiceLogistics also gives distribution center management an effective tool for reducing logistics costs and optimizing complex materials handling processes.

The VoiceLogistics solution is a combination of software, hardware and professional services. Enabled by our patented speech recognition and patent-pending VoiceXML web browser technologies, the VoiceLogistics solution creates a dynamic, real-time link between highly mobile workers, the warehouse management system (“WMS”) and supervisory personnel. We believe that our solution is unique in the industry because it is the first web-based, people-centric, interactive speech recognition application engineered specifically to operate in highly demanding industrial environments.

VoiceLogistics is primarily sold to large companies that operate warehouses and distribution centers. We have customers from a variety of industry sectors, including food service, grocery, retail, consumer packaged goods, third party logistics providers and wholesale distribution. Our technology has the ability to integrate easily (generally in less than 90 days) with an external WMS. VoiceLogistics revenues are generated from product sales, professional services, hardware accessory sales and software maintenance fees.

While VoiceLogistics is our primary product and business focus, we also derive revenue from a legacy product line of stationary voice recognition devices, as well as from speech compression technologies that we have licensed. Our executive offices are located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648, and our telephone number is (609) 514-4100.

THE OFFERING

Common stock offered by the selling stockholders	851,009,830
Common stock to be outstanding after the offering	892,763,947	(1)
OTC Bulletin Board Market Symbol	VOXW.OB

(1)	Based on 41,754,117 shares of Common Stock outstanding as of June 18, 2004 and excluding Common Stock to be issued upon the exercise of outstanding options.

RISK FACTORS

Before you invest in our Common Stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our Common Stock could decline, and you could lose a substantial portion of the money you paid to buy our Common Stock.

We operate in a rapidly changing business environment that involves substantial risk and uncertainty. The following discussion addresses some of the risks and uncertainties that could cause, or contribute to causing, actual results to differ materially from expectations. We caution all readers to pay particular attention to the descriptions of risks and uncertainties described below and in other sections of this report and our other filings with the Securities and Exchange Commission.

We do not presently know of any additional risks and uncertainties that are currently deemed material and which may also impair our business operations and financial results. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline and we may be forced to consider additional alternatives.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

If we continue to incur operating losses, we may be unable to continue our operations. We have incurred operating losses since we started our company in August 1993. As of March 31, 2004, we had an accumulated deficit of $64,333,000. If we continue to incur operating losses and fail to consistently be a profitable company, we may be unable to continue our operations. In addition, we expect to continue to incur net losses in at least the near term quarters. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products, and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

If we cannot raise adequate capital in the future, we may be unable to continue our product development, marketing and business generally. In the future, we may need to raise additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. We cannot assure you that any additional financing will be available or, if available, that the financing will be on terms favorable to us. If additional financing is obtained, the financing may be dilutive to our current stockholders.

We rely substantially on key customers. Our customer base is highly concentrated. For the three months and nine months ended March 31, 2004, three and two customers accounted for 51%

and 30% of our total revenues. We believe that a substantial portion of our net sales will continue to be derived from sales to a concentrated group of customers. However, the volume of sales to a specific customer is likely to vary from period to period, and a significant customer in one period may not purchase our products in a subsequent period. In general, there are no ongoing written commitments by customers to purchase our products. Our net sales in any period generally have been and likely will continue to be in the near term, derived from a relatively small number of sales transactions. Therefore, the loss of one or more major customers could materially adversely affect our results of operations.

If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve sustained profitability. Our success is substantially dependent on the success of our VoiceLogistics family of products. If our VoiceLogistics products are accepted by the market, these products will account for the vast majority of our net revenue in the future. If our VoiceLogistics products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.

If we do not develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete. The markets for our speech recognition products and voice-based technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that new or enhanced products will be accepted by the market. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material adverse effect on our business.

If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop. The business in which we engage is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products. Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers’ asset management and information systems. The ability to incorporate speech recognition products into customers’ systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially adversely affected.

There are a number of factors which may cause substantial variability in our quarterly operating results. Our revenue, gross profit, operating income and net income may vary substantially from quarter to quarter due to a number of factors. Many factors, some of which are not within our control, may contribute to fluctuations in operating results. These factors include the following:

•	market acceptance of our new products;

•	timing and levels of purchases by customers;

•	new product and service introductions by our competitors or us;

•	market factors affecting the availability or costs of qualified technical personnel;

•	timing and customer acceptance of our new product and service offerings;

•	length of sales cycle; and

•	industry and general economic conditions.

We cannot assure you that any of these factors will not substantially influence our quarterly operating results.

If our third-party partners do not effectively market and service our products, we may not generate significant revenues or profits from sales of our products. We expect to utilize third parties, such as RF system vendors, consultants, VARs, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Our current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results may be adversely affected.

If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business. We have been developing and selling our speech recognition products and voice-based technologies since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business profitably will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

If we cannot protect our proprietary rights and trade secrets, or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed. Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property because the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you that patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies that are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology could have a material adverse effect on our business.

The price of our Common Stock has been highly volatile due to factors that will continue to affect the price of our stock. Our Common Stock closed as high as $0.20 and as low as $0.05 per share between July 1, 2003 and March 31, 2004. Historically, the over-the-counter markets for securities such as our Common Stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

•	fluctuations in our quarterly revenue and operating results;

•	announcements of product releases by us or our competitors;

•	announcements of acquisitions and/or partnerships by us or our competitors; and

•	increases by us in outstanding shares of Common Stock upon exercise or conversion of derivative securities.

There is no assurance that the price of our stock will not continue to be volatile in the future.

Dilution and other factors, including the registration of the 851,009,830 shares covered by this prospectus, which represent 95.3% of our outstanding Common Stock, may continue to affect the price of our Common Stock in the future. Our stockholders have experienced, and will continue to experience, substantial dilution as a result of the terms of our Series D Preferred

Stock, warrants and stock options issued, or potentially to be issued, in connection with prior private placements and our stock option plans. Any increase in the number of shares of Common Stock issuable may result in a decrease in the value of the outstanding shares of Common Stock. The 851,009,830 shares covered by this prospectus represent 95.3% of our outstanding Common Stock as of May 31, 2004. Such dilution and other factors may have a material adverse affect on the price of our Common Stock in the future.

Pursuant to the terms of an amendment to the investor rights agreement entered into in connection with our Series D Preferred Stock financing in April 2004, we are obligated to use our best efforts to have the registration statement declared effective no later than June 30, 2004. Our failure to do so would obligate us to issue to certain purchasers additional Common Stock warrants to purchase up to 18,666,667 additional shares of Common Stock at an exercise price of $0.015 per share. Although the June 30, 2004 date has lapsed, we believe that we have used our best efforts, and will continue to use our best efforts, to have the registration statement declared effective as soon as possible and are not obligated to issue any additional Common Stock warrants. There is no guaranty, however, that such purchasers will not disagree with our position and make a claim against us for the issuance of such additional Common Stock warrants.

The perceived risk of dilution or any actual dilution occasioned by the conversion of Series D Preferred Stock, exercise of the 2003 Warrants and/or issuance of awards under the 2003 Stock Option Plan may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the Common Stock. In addition, the significant downward pressure on the trading price of the Common Stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the Common Stock.

The perceived risk of dilution or any actual dilution occasioned by the conversion of Series D Preferred Stock, exercise of the 2003 Warrants and/or issuance of awards under the 2003 Stock Option Plan could also make it difficult to obtain additional financing. New investors could either decline to make an investment in us due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the Series D Preferred Stock Purchase Agreement.

Future sales of our Common Stock in the public market could adversely affect the price of our Common Stock. Sales of substantial amounts of our Common Stock in the public market that are not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of June 18, 2004, these shares include:

•	approximately 226,789 shares of Common Stock owned by our executive officers and directors;

•	approximately 103,139,125 shares of Common Stock issuable to warrant holders and option holders, which may be sold under various prospectuses filed under the Securities Act of 1933, as amended (the Securities Act );

•	approximately 79,681 shares issuable to one selling stockholder upon the exercise of the certain warrants which may be sold under a prospectus filed under the Act;

•	approximately 659,924,187 shares of Common Stock issuable upon conversion of the Series D Preferred Stock which may be sold under a prospectus that has been filed under the Act. Such registration statement has not been declared effective by the Securities and Exchange Commission;

•	approximately 23,678,469 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock warrants which may be sold under a prospectus that has been filed under the Securities Act. Such registration statement has not been declared effective by the Securities and Exchange Commission;

•	up to 18,666,667 shares of Common Stock potentially issuable to warrant holders upon the exercise of Common Stock warrants under penalty clauses contained in agreements with certain Series D Preferred stockholders; the holders who were awarded these warrants have contingently waived their right to receive these warrants;

•	approximately 133,333,333 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock warrants which may be sold under a prospectus that has been filed under the Act. Such registration statement has not been declared effective by the Securities and Exchange Commission;

•	an undetermined amount of additional shares of Common Stock potentially issuable as dividends on the Series D Preferred Stock which may be sold under a prospectus to be filed under the Securities Act; and

•	additional shares of Common Stock that may be issuable under penalty clauses contained in agreements with certain stockholders.

If the holders of the Series D Preferred Stock and the 2003 Warrants elect to have their collective holdings assumed by a potential acquirer of our company, the potential acquirer could be deterred from completing an acquisition.

Also, if the holders of Series D Preferred Stock and the 2003 Warrants elect to have their holdings remain outstanding after an acquisition of us, the potential acquirer could be deterred from completing an acquisition of Voxware.

Among our obligations which an acquirer might be forced to assume, which could act as a deterrent are:

•	the provisions of the 2003 Warrants which could have an adverse effect on the market value of the acquirer’s outstanding securities;

•	the obligation to register the re-sale of the Common Stock issuable upon conversion of the Series D Preferred Stock, the 2003 Warrants, and the 2003 Stock Option Plan which could result in the sale of a substantial number of shares in the market;

•	the obligation to pay dividends on the Series D Preferred Stock; and

•	the obligation to seek the consent of the holders of the Series D Preferred Stock before we can issue securities which have senior or equal rights as the Series D Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series D Preferred Stock or securities which have less rights than the Series D Preferred Stock.

In connection with the Series D Preferred Stock financing, we are registering additional shares of our Common Stock. In connection with the Series D Preferred Stock financing, we are registering up to 851,009,830 additional shares of our Common Stock underlying the Series D Preferred Stock, Series D Preferred Stock warrants and Common Stock warrants. Consequently, sales of substantial amounts of the our Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of our Common Stock.

Our management and other affiliates have significant control of our Common Stock and could control our actions in a manner that conflicts with our interests and the interests of other stockholders. As of March 31, 2004, our executive officers, directors and affiliated entities together beneficially own approximately 544,632,412 shares of our Common Stock, assuming the exercise of options, warrants and other Common Stock equivalents which are currently exercisable, held by these stockholders. As a result, these stockholders, acting together, will be able to exercise considerable influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

Our Common Stock is considered “a penny stock” and may be difficult to sell. The Securities and Exchange Commission, or SEC, has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our Common Stock is substantially less than $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our Common Stock and may affect the ability of investors to sell their shares. In addition, since our Common Stock is traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains some “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock by the selling stockholders. All of the net proceeds from the offer and sale of our Common Stock will go to the selling stockholders. We will receive the proceeds from the exercise of the 2001 Warrants by the selling stockholders, if any are exercised. The 2001 Warrants entitle the selling stockholders to purchase shares of our Common Stock at a price of $0.1255 per share. We will receive the proceeds from the exercise of the Series D Preferred Stock warrants by the selling stockholders, if any are exercised. The Series D Preferred Stock warrants entitle the selling stockholders to purchase shares of our Series D Preferred Stock at a price of $0.001 per share. We will receive the proceeds from the exercise of the Common Stock warrants by the selling stockholders, if any are exercised. The Common Stock warrants entitle the selling stockholders to purchase shares of our Common Stock at a price of $0.015 per share.

SELLING SECURITY HOLDERS

The following is a summary of the transactions by which the selling security holders acquired the securities being registered by this registration statement.

As of June 18, 2004, we had outstanding 659,924,187 shares of our Series D Preferred Stock, representing approximately 94% of our outstanding Common Stock, on an as converted to Common Stock basis. Each share of Series D Preferred Stock converts into one share of Common Stock. Such shares of Series D Preferred Stock were issued as a result of the following transactions:

•	on June 27, 2003, we issued 373,333,333 shares of our Series D Preferred Stock at a price per share of $0.015;

•	on June 27, 2003, we issued 61,933,934 shares of our Series D Preferred Stock in exchange for all of the outstanding shares of our Series C Preferred Stock and warrants to purchase 5,864,538 shares of Common Stock held by the holders of our Series C Preferred Stock;

•	on June 27, 2003, we issued 20,000,000 shares of our Series D Preferred Stock in exchange for all outstanding principal amounts owing to the holders of our Debentures;

•	on June 27, 2003, we issued 30,000,000 shares of our Series D Preferred Stock in exchange for all outstanding ownership interests in Voxware n.v., held by persons other than us;

•	on April 30, 2004, we issued 136,730,000 shares of our Series D Preferred Stock at a price per share of $0.015;

•	on April 30, 2004, we issued 716,500 shares of our Series D Preferred Stock to Nash Fitzwilliams Ltd., who acted as placement agent in these transactions; and

•	37,210,420 shares of our Series D Preferred Stock were issued upon the exercise of warrants to purchase shares of Series D Preferred Stock, which warrants were issued on each of June 27, 2003 and April 30, 2004.

As of June 18, 2004, we had outstanding warrants to purchase 157,011,802 shares of our Series D Preferred Stock as a result of the following transactions:

•	on June 27, 2003, we issued warrants to purchase 93,333,333 shares of our Series D Preferred Stock, at an exercise price per share of $0.015, of which 99,405 remain outstanding;

•	in December 2003, we issued warrants to purchase 133,333,333 shares of our Series D Preferred Stock, at an exercise price per share of $0.015, to our two largest stockholders as consideration for acting as guarantors of our credit facility with Silicon Valley Bank; and

•	on April 30, 2004, we issued warrants to purchase 23,777,778 shares of our Series D Preferred Stock, at an exercise price per share of $0.015, of which 23,579,064 remain outstanding.

As of June 18, 2004, we had outstanding warrants to purchase 29,712,846 shares of our Common Stock consisting of the following:

•	warrants to purchase 28,750,000 shares of our Common Stock at an exercise price per share of $0.015;

•	warrants to purchase 50,000 shares of our Common Stock at an exercise price per share of $3.44;

•	warrants to purchase 375,000 shares of our Common Stock at an exercise price per share of $0.032; and

•	warrants to purchase 537,846 shares of our Common Stock at an exercise price per share of $0.1255.

As of June 18, 2004, we had issued 4,360,995 shares of our Common Stock as dividends on the outstanding shares of Series D Preferred Stock as follows:

•	on September 30, 2003, we issued 842,051 shares of our Common Stock;

•	on December 31, 2003, we issued 1,155,179 shares of our Common Stock; and

•	on March 31, 2004, we issued 2,363,765 shares of our Common Stock.

The 851,009,830 shares covered by this prospectus represent approximately 95.3% of our outstanding shares of Common Stock as of May 31, 2004.

The following table sets forth the aggregate number of shares of Common Stock beneficially owned by the selling stockholders as of June 18, 2004, as adjusted to reflect the sale of the Common Stock in this offering, and the percentage of all shares of Common Stock held by such selling stockholders prior to and after giving effect to the offering based on 41,754,117 shares of Common Stock outstanding as of June 18, 2004. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. We considered the following factors and made the following assumptions regarding the table:

•	beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire Common Stock within 60 days of June 18, 2004; and

•	the selling stockholders may sell all of the securities offered by this prospectus under certain circumstances.

Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of Common Stock that the selling stockholders will sell under this prospectus.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our Common Stock shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (1) (2)
Name of Selling Stockholder (3)	Number	Percentage	Number	Number	Percentage
Agarwal, Mukesh (4)	2,450,531	5.54%	2,450,531	—
Albayrak, Yildiray (5)	1,030,114	2.41%	695,918	334,196	*	*
Avvision BVBA (6)	16,379,166	28.18%	16,379,166	—
Binder, Jonathan/UBS Financial (7)	5,934,091	12.44%	5,934,091	—
Burnbrae Ltd. (8)	2,639,575	5.95%	2,639,575	—
BVBA Com2Wizards (9)	503,064	1.19%	503,064	—
Castle Creek Technology Partners LLC (10)	6,089,288	12.73%	6,089,288	—
Creafund NV (11)	31,361,472	42.89%	31,361,472	—
Cross Atlantic Technology Fund II, L.P. (12)	151,853,158	78.43%	151,853,158	—
Deneweth, Wim (13)	335,376	* *	335,376	—
Diathermi Investment Ltd. (14)	879,859	2.06%	879,859	—
Edison Venture Fund V, L.P. (15)	455,559,470	91.60%	455,559,470	—
Ettinger, Michael (16)	423,935	1.01%	423,935	—
Eurl Val D’Auso (17)	1,844,568	4.23%	1,844,568	—
Finkel, Kenneth M. (18)	347,960	* *	347,960	—
Fitzwilliam, Duncan John Lloyd (19)	1,358,250	3.15%	1,358,250	—
Hamill, William H. B. (20)	3,043,517	6.79%	3,043,517	—
Intercontinental Services Ltd. (21)	1,670,000	3.85%	1,670,000	—
J T Hoagland LLC (22)	6,168,516	12.87%	6,168,516	—
Lemmermann, Juergen C. H. (23)	564,687	1.33%	336,855	227,832	*	*
Levi, David B. (24)	15,949,455	27.64%	15,588,883	360,572	*	*
Meade, Sherri L. (25)	347,960	* *	347,960	—
Nash, Alan (26)	358,250	* *	358,250	—
Narlis, Nicholas (27)	1,273,148	* *	336,945	936,203	*	*
Pictet Private Equity Investors SA (28)	19,941,794	32.32%	19,941,794	—
Productive Nominees Limited (29)	17,940,978	30.05%	17,940,978	—
Rafner, Joshua & Angela 2000 Trust (30)	1,670,000	3.85%	1,670,000	—
Schwartz, Elliot S. (31)	423,935	1.01%	423,935	—
Scorpion Nominees (BVI) Limited (32)	76,203,684	64.60%	76,203,684	—
Siegel, Donadld H. (33)	592,407	1.40%	592,407	—
Tropiano, Raymond (34)	1,521,759	3.52%	1,521,759	—
Turban, Scott D. (35)	2,783,675	6.25%	2,783,675	—
van Cutsem, H. B. E. (36)	9,498,253	18.53%	9,498,253	—
van Cutsem, Emilie Elise Christine (37)	1,350,000	3.13%	1,350,000	—
Willbro Nominees Limited (38)	1,670,000	3.85%	1,670,000	—
Frankel, Barry (39)	39,840	* *	39,840	—
InRoad (40)	375,000	* *	375,000	—
Olivola, Mark (41)	79,681	* *	79,681	—
Oracle Management (42)	278,884	* *	278,884	—
Ridgecrest Capital Partners (43)	9,333,333	18.27%	9,333,333	—
Silicon Valley Bank (44)	750,000	1.76%	750,000	—
Institutional Finance (45)	50,000	* *	50,000

**	Less than one percent.

(1)	Does not include 92,684,455 shares of Common Stock issued to beneficial owners that could be issued upon exercise of options issued under our stock option plan.

(2)	The selling stockholders may offer and sell all or a part of the Common Stock pursuant to this prospectus, but no estimates can be made as to the amount of shares of Common Stock that will be held by the selling stockholders after the completion of this offering.

(3)	Based on the information received by the Company from each known holder of the securities, no Selling Securityholder is an affiliate of any registered broker-dealer.

(4)	Includes 19,038 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 2,246,810 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 141,350 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrants and 43,333 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(5)	Includes 5,846 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 690,072 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, and 334,196 shares of Common Stock issuable upon the exercise of Common Stock options issued under the 1994 and 2003 Stock Option Plans.

(6)	Includes 137,613 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 16,241,553 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Karine Vanderberghe and Pascal Persyn have voting and investment control over the shares of Series D Preferred Stock held by Avvision BVBA.

(7)	Includes 30,710 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 5,666,905 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 132,476 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 104,000 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(8)	Includes 21,926 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 2,587,769 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments and 29,880 shares of Common Stock issuable upon the exercise of the December 2001 warrant. Collectively, Denham Hervey Newall Eke, Andrew Brian Byers and James Mellon have voting and investment control over the shares of Series D Preferred Stock held by Burnbrae Limited.

(9)	Includes 4,227 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 498,837 share of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Jan Vermeesch has voting and investment control over the shares of Series D Preferred Stock held by BVBA Com[2] Wizards.

(10)	Includes 51,161 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 6,038,127 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Technology Partners LLC.

(11)	Includes 263,490 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 31,097,982 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Creafund Management NV, represented by Dirk Haerinck via Hadefis NV and Herman Wielfaert via H&H Capital Management NV, have voting and investment control over the shares of Series D Preferred Stock held by Creafund Management NV.

(12)	Includes 761,888 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 108,283,731 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 38,640,873 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock warrants and 4,166,666 shares of Common Stock issuable upon exercise of the Common Stock warrant. Collectively, Donald R. Caldwell, President and Chief Executive Officer, Glenn T. Rieger, Executive Vice President, Richard M. Fox, Vice President and Gerry McCrory, Vice President, have voting and investment control over the shares of Series D Preferred Stock held by Cross Atlantic Technology Fund II, L.P.

(13)	Includes 2,818 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 332,558 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(14)

Includes 7,309 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 862,590 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments and 9,960 shares of Common Stock issuable upon the exercise of the December 2001 warrant. Roderick Forrest and Donald Marwick, Directors, have voting and investment control over the shares of Series D Preferred Stock held by Diathermi Investment Ltd.

(15)	Includes 2,285,661 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 324,851,190 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 115,922,619 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock warrants and 12,500,000 shares of Common Stock issuable upon exercise of the Common Stock warrant. Joseph A. Allegra, General Partner, has voting and investment control over the shares of Series D Preferred Stock held by Edison Venture Fund V, L.P.

(16)	Includes 3,412 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 405,364 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 8,492 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 6,667 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(17)	Includes 15,498 shares of Common Stock issued as a quarterly dividend on the Series D Preferred Stock and 1,829,070 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Dominic Vlieghe has voting and investment control over the shares of Series D Preferred Stock held by Eurl Val D’Auso.

(18)	Includes 2,924 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 345,036 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Kenneth M. Finkel has voting and investment control over the shares of Series D Preferred Stock held by Kenneth M. Finkel/Jane E. Delzer Revocable Trust dated November 24, 1999.

(19)	Includes 1,358,250 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(20)	Includes 24,369 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 2,897,878 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 67,937 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 53,333 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(21)	Includes 1,670,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments. Collectively, Colin Vibert, Iain Moodie and Kerry Carter, have voting and investment control over the shares of Series D Preferred Stock held by Intercontinental Services Ltd., but disclaim beneficial ownership of such shares.

(22)	Includes 49,349 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 5,869,048 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 140,119 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 110,000 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(23)	Includes 2,591 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 305,851 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 21,746 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrants, 6,667 shares of Common Stock issuable upon exercise of the Common Stock warrant, 221,875 shares of Common Stock issuable upon the exercise of Common Stock options issued under the 1994 and 2003 Stock Option Plans, and 5,957 shares of Common Stock personally held.

(24)	Mr. Levi has been a director of the registrant since 1998. Includes 98,087 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 14,998,137 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 275,992 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant, 216,667 shares of Common Stock issuable upon exercise of the Common Stock warrant and 62,500 shares of Common Stock issuable upon the exercise of Common Stock options issued under the 1998 Directors Plan, 250,000 shares of Common Stock issuable upon the exercise of Common Stock options issued under the 2003 Stock Option Plan, and 48,072 shares of Common Stock personally held.

(25)	Includes 2,924 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 345,036 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(26)	Includes 358,250 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(27)

Includes 2,681 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 319,105 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 8,492 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant,

6,667 shares of Common Stock issuable upon exercise of the Common Stock warrant, and 936,203 shares of Common Stock personally held.

(28)	Includes 73,718 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 19,436,926 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 208,056 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant, 163,333 shares of Common Stock issuable upon conversion upon exercise of the Common Stock warrant and 59,761 shares of Common Stock issuable upon exercise of the December 2001 Warrant.

(29)	Includes 46,066 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 17,699,072 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 156,000 shares of Common Stock issuable upon exercise of the Common Stock warrant and 39,840 shares of Common Stock issuable upon exercise of the December 2001 warrant. Katharine Sarah Foster-Brown has voting and investment control over the shares of Series D Preferred Stock held by Productive Nominees Limited.

(30)	Includes 1,670,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(31)	Includes 3,412 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 405,364 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 8,492 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 6,667 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(32)	Includes 343,001 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 74,140,167 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 963,849 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 756,667 shares of Common Stock issuable upon exercise of the Common Stock warrant. Collectively, John O’Kelly-Lynch, President and Director, William Spencer, Vice President and Director and Vaughn Sullivan, Secretary, have voting and investment control over the shares of Series D Preferred Stock held by Scorpion Nominees (BVI) Limited.

(33)	Includes 4,752 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 564,917shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 12,738 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 10,000 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(34)	Includes 12,185 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 1,448,939 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 33,968 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 26,667 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(35)	Includes 23,388 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock and 2,760,287 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(36)	Includes 60,951 shares of Common Stock issued as quarterly dividends on the Series D Preferred Stock, 8,679,366 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments, 424,603 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant and 333,333 shares of Common Stock issuable upon exercise of the Common Stock warrant.

(37)	Includes 1,350,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(38)	Includes 1,670,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock without any price adjustments.

(39)	Includes 39,840 shares of Common Stock issuable upon the exercise December 2001 Warrant.

(40)	Includes 375,000 shares of Common Stock issuable upon the exercise of the April 2000 Warrant. Allan H. Shephard, Chief Executive Officer, has voting and investment control over the shares of Series D Preferred Stock held by InRoad.

(41)	Includes 79,681 shares of Common Stock issuable upon the exercise December 2001 Warrant.

(42)	Includes 278,884 shares of Common Stock issuable upon the exercise December 2001 Warrant. Collectively, Claes Ankarcrona, President and Director, Christer Christensson, Vice President and Director, Mark Saunders, Director, William Spencer, Treasurer and Director and Sharon Ward, Secretary, have voting and investment control over the shares of Series D Preferred Stock held by Oracle Management, but disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.

(43)	Includes 9,333,333 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant. Joshua M. Rafner, Managing Director, has voting and investment control over the shares of Series D Preferred Stock held by Ridgecrest Capital Partners.

(44)	Includes 750,000 shares of Common Stock issuable upon the exercise and conversion of the Series D Preferred Stock Warrant. Collectively, Paulette M. Mehas, Treasurer, Donal D. Delaney, Corporate Controller and Jack Jenkins-Stark, Chief Financial Officer, have voting and investment control over the shares of Series D Preferred Stock held by Silicon Valley Bank.

(45)	Includes 50,000 shares of Common Stock issuable upon exercise of the Common Stock warrant.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. Selling Stockholder includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

Sales or dispositions of shares of Common Stock may be effected from time to time in transactions permitted by the Securities Act, including block transactions, on the OTC Bulletin Board or any other national securities exchange or quotation service listing or quoting the Common Stock at the time of sale, or in transactions other than on these exchanges or systems, or in the over the counter market, or in negotiated transactions, or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock. The selling stockholders may effect transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of Common Stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

From time to time, the selling stockholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares form time to time.

The selling stockholders and any broker-dealers that act in connection with the sale of the Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

The selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a “distribution” of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The rights evidenced by the shares of Common Stock registered hereunder are described below. In addition, we have set forth in this section a description of certain rights and preferences of our Series D Preferred Stock, as well as of certain other outstanding securities and contractual obligations of Voxware because we believe they are materially relevant to an investor’s understanding of its investment in our shares of Common Stock registered hereunder.

The total authorized capital stock of Voxware is 1,035,000,000 shares of Common Stock, $0.001 par value per share, and 865,000,000 shares of preferred stock, $0.001 par value per share. As of June 18, 2004, there were issued and outstanding 41,754,117 shares of Common Stock, no shares of Series B Preferred Stock, 659,924,187 shares of Series D Preferred Stock, options to purchase 92,684,455 shares of Common Stock, warrants to purchase 29,712,846 shares of Common Stock and warrants to purchase 157,011,802 shares of Series D Preferred Stock. In addition, on June 24, 2003, our stockholders approved the 2003 Stock Option Plan. An aggregate of 90,000,000 shares of our Common Stock has been reserved for issuance under our 2003 Stock Option Plan.

Common Stock

We are registering shares of our Common Stock hereunder.

Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The holders of Common Stock do not have preemptive rights, sinking fund rights or rights to convert their Common Stock into other securities. We have no right to redeem the common shares. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Voxware, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities, subject to any superior claims of any shares of the then outstanding preferred stock. The rights of the holders of the Common Stock are subject to the rights of the then outstanding preferred stock. The Common Stock is listed for exchange on the OTC Bulletin Board under the ticker symbol “VOXW.OB.”

Series D Preferred Stock

Our Amended and Restated Certificate of Incorporation designates the rights and preferences of the Series D Preferred Stock. The following is a summary of the rights and preferences of the Series D Preferred Stock; provided, however, that the summary below is subject to and qualified in its entirety by the actual rights, privileges, preferences and other terms of the Series D Preferred Stock as stated in the Amended and Restated Certificate of Incorporation and in the various transaction documents related to the recapitalization.

Designation and Amount. The number of authorized shares of Series D Preferred Stock is 816,949,489, of which 485,267,267 were issued on June 27, 2003 and 137,446,500 were issued on April 30, 2004. As of June 18, 2004, certain holders of our Series D Warrants exercised 37,210,420 in eligible warrants in exchange for 37,210,420 shares of our Series D Preferred Stock. As a result of our restatement of revenue for the year ended June 30, 2003 and in accordance with the terms of the warrant agreements, we have issued an additional 23,777,778 Series D Preferred Stock warrants to the purchasers. The remaining 32,444,444 warrants have been cancelled as of December 31, 2003 in accordance with the terms set forth in the warrant agreements. As a result of such exercises, there are currently 659,924,187 shares of Series D Preferred Stock outstanding.

Voting. Except as otherwise described herein, the holders of the outstanding shares of Series D Preferred Stock vote with all other classes and series of stock of Voxware as a single class on all actions to be taken by our stockholders. Each share of Series D Preferred Stock entitles the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of Series D Preferred Stock is then convertible.

Board Representation. The holders of the Series D Preferred Stock, voting separately as one class, are entitled to elect four directors of Voxware, three of which directors (the Edison Directors) shall be nominated by Edison, and one of which directors (the Cross Atlantic Director) shall be nominated by Cross Atlantic. A vacancy in any directorship elected by the holders of the Series D Preferred Stock shall be filled only by a person nominated by (i) Edison, if such directorship was one filled by a director nominated by Edison, or (ii) Cross Atlantic, if such directorship was one filled by a director nominated by Cross Atlantic, in each case with such new director to be ratified at the next succeeding annual meeting of stockholders (or written consent in lieu thereof) at which his or her respective term as a director expires, if such new director is nominated at such meeting (or written consent in lieu thereof), by vote or written consent of the holders of the Series D Preferred Stock, consenting or voting, as the case may be, separately as one class. The directors to be elected by the holders of the Series D Preferred Stock, voting separately as one class, shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of stockholders at which their respective term as a director expires and until their successors have been elected and qualified.

Upon Edison and Cross Atlantic holding, in the aggregate, less than 40% of the Series D Preferred Stock initially acquired by them pursuant to the Purchase Agreement, the aggregate number of Board members representing the holders of the Series D Preferred Stock shall be reduced to three and Edison will lose the right to nominate one of the Edison Directors. Then, upon Edison and Cross Atlantic holding, in the aggregate, less than 30% of the Series D Preferred Stock initially acquired by them pursuant to the Purchase Agreement, the aggregate number of Board members representing the holders of the Series D Preferred Stock shall be reduced to two and Edison will lose the right to nominate an additional Edison Director. Next, upon Edison and Cross Atlantic holding, in the aggregate, less than 20% of the Series D Preferred Stock initially acquired by them pursuant to the Purchase Agreement, the aggregate number of Board members representing the holders of the Series D Preferred Stock shall be reduced to one and Cross Atlantic will lose the right to nominate the Cross Atlantic Director. Finally, upon Edison and Cross Atlantic holding, in the aggregate, less than 10% of the Series D Preferred Stock initially acquired by them pursuant to the Purchase Agreement, the aggregate number of Board members representing the holders of the Series D Preferred Stock shall be reduced to zero and Edison will lose the right to nominate its remaining Edison Director.

Notwithstanding any of the percentages noted in the paragraph immediately above, in the event that Edison or Cross Atlantic, respectively, no longer holds any shares of the Series D Preferred Stock, such party shall no longer be entitled to nominate any members of the Board of Directors and the other party, to the extent permitted based on the percentages noted in the paragraph immediately above, shall have the right to nominate any remaining Board positions. In determining the percentages and the number of shares of Series D Preferred Stock outstanding, (i) any shares of Common Stock issued upon the conversion of the Series D Preferred Stock and (ii) any shares transferred by Edison or Cross Atlantic to any person (a) who is an “affiliated person” of Edison or Cross Atlantic, as that term is defined in the Investment Company Act of 1940, or (b) who is a partner of Edison or Cross Atlantic, shall be included in such determinations.

Board Size. We shall not, without the written consent of an affirmative vote of the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, given in writing or by vote at a meeting, consenting or voting separately as one class, increase the maximum number of directors constituting the Board of Directors to a number greater than seven.

Dividends. The holders of the outstanding shares of Series D Preferred Stock are entitled to receive, out of funds legally available therefor, a seven percent (7%) per annum cumulative dividend, payable in cash or shares of our Common Stock. The dividends accrue from day to day, whether earned or declared, and shall be paid quarterly beginning September 30, 2003, unless paid sooner upon the occurrence of a liquidation event. In addition, in the event that the Board declares a dividend (other than a dividend payable in Common Stock) payable upon the then outstanding shares of our Common Stock, the Board of Directors shall declare at the same time a dividend upon the then outstanding shares of Series D Preferred Stock, payable at the same time and on an as-converted to Common Stock basis.

Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of Voxware (a Liquidation Event), whether voluntary or involuntary, the holders of outstanding shares of Series D Preferred Stock are entitled to receive, out of our available assets, in preference to the holders of any other series of preferred stock and to holders of Common Stock, an amount equal to $0.015 (subject to any equitable adjustment whenever there shall occur a stock split, stock dividend, reclassification of shares or other similar event affecting the Series D Preferred Stock), plus any accrued and unpaid dividends thereon (whether or not declared), computed to the date payment thereof is made available. Immediately after the holders of the Series D Preferred Stock and holders of any class of stock ranking equally with the Series D Preferred Stock shall have been paid in full the amounts to which they shall be entitled, the remaining assets of Voxware available for distribution shall be distributed ratably among the holders of Common Stock. If upon such Liquidation Event, whether voluntary or involuntary, our assets to be distributed among the holders of the Series D Preferred Stock shall be insufficient to permit full payment to the holders of the Series D Preferred Stock, then the entire assets of Voxware to be distributed shall be distributed ratably among the holders of the Series D Preferred Stock.

Conversion by Holders. The holder of any share or shares of Series D Preferred Stock have the right, at its option at any time (subject to the terms and conditions of the Amended and Restated Certificate of Incorporation), to convert any such shares of Series D Preferred Stock into such number of fully paid and nonassessable shares of Common Stock as is obtained by (i) multiplying the number of shares of Series D Preferred Stock to be converted by the sum of $0.015 plus any accrued and unpaid dividends on the shares to be converted, and (ii) dividing the result by the conversion price of $0.015 per share or in case an adjustment of such price has taken place, then by the conversion price as last adjusted and in effect at the date any share or shares of Series D Preferred Stock are surrendered for conversion. At the time of the closing, each share of Series D Preferred Stock was convertible on a one-to-one (1:1) basis, at the option of its holder, and subject to adjustment after issuance, into shares of Common Stock.

Adjustment of Conversion Price. Upon the issuance of securities, options or warrants at a price per share less than the then effective conversion price of the Series D Preferred Stock, the conversion price of the Series D Preferred Stock shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issue (including, for this purpose, shares of Common Stock issuable upon conversion of the Series D Preferred Stock) or sale multiplied by the then existing conversion price and (b) the consideration, if any, received by Voxware upon such issue of sale, by (ii) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Series D Preferred Stock) and (b) the total number of shares of Common Stock issuable in such issue or sale. However, the conversion price of the Series D Preferred Stock shall not be reduced in transactions involving: (i) shares of Common Stock issuable upon conversion of our preferred stock; (ii) shares of Common Stock reserved by Voxware for issuance pursuant to stock purchase, stock grant or stock option arrangements for our employees, directors or consultants, all under arrangements approved by the Board of Directors; (iii) shares of Common Stock or Series D Preferred Stock issuable upon the exercise of warrants outstanding as of the date of the filing of the Amended and Restated Certificate of Incorporation or issued pursuant to the Purchase Agreement; (iv) shares of Common Stock or options or warrants exercisable for Common Stock in connection with a line of credit or similar bank facility financing or a joint venture, licensing, development, technology, marketing or similar customer or strategic relationships approved by the Board of Directors and which is not for the primary purpose of raising additional capital; (v) shares of Common Stock or options or warrants exercisable for our capital stock in consideration for the acquisition (whether by merger or otherwise) by us of all or substantially all of the capital stock or assets of any other entity; or (vi) shares of Series D Preferred Stock issued pursuant to the Exchange Agreement with the holders of the Debentures and certain ownership interests in Voxware Europe. Furthermore, if at any time we subdivide (by any stock split, stock dividend or otherwise) our outstanding shares of Common Stock into a greater number of shares, the conversion price of the Series D Preferred Stock in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the conversion price of the Series D Preferred Stock in effect immediately prior to such combination shall be proportionately increased.

Mandatory Conversion. Upon the vote or written consent in lieu of a meeting by the holders of a majority in interest of the Series D Preferred Stock, acting separately as one class, to convert all the shares of Series D Preferred Stock into shares of Common Stock, all outstanding shares of the Series D Preferred Stock will automatically convert to shares of Common Stock.

Protective Provisions. Pursuant to the terms of Series D Preferred Stock and the Investor Rights Agreement, the following actions may not be taken by us without the consent of a majority of the then outstanding shares of Series D Preferred Stock, voting as a class: (1) any sale by Voxware of a substantial portion of its assets, or any consolidation or merger of us with another entity; (2) the creation of any senior or pari passu equity security; (3) any issuance by us of equity securities or securities that are convertible into equity securities (other than any issuance pursuant to options granted under plans approved by our stockholders); (4) our liquidation, dissolution, recapitalization or reorganization; (5) any change to the rights, preferences, and privileges of the Series D Preferred Stock; (6) any increase or decrease in the size of the Board of Directors; (7) material amendments or repeal of any provision of our Amended and Restated Certificate of Incorporation or Bylaws; (8) any increase or decrease in the number of authorized shares of preferred stock or Common Stock; or (9) any designation of the rights, preferences or privileges of the shares of our preferred stock which may from time to time be undesignated as to series.

Moreover, pursuant to the Investor Rights Agreement, we shall not take any of the following actions without the approval of a majority of the Board of Directors, including at least one director nominated by the holders of the Series D Preferred Stock: (1) repurchases or redemptions of equity securities, or payment of dividends or other distributions on equity securities (other than employee stock repurchases pursuant to vesting agreements); (2) sales, transfers, licenses or encumbrances of technology other than licenses granted in the ordinary course of business; (3) authorization of any amount of indebtedness in excess of $3,000,000; (4) assumptions, guarantees or endorsements on any indebtedness of any person or other entity, except for certain transaction in the ordinary course of business; (5) material changes in the nature of our business; (6) any acquisition of the operations, assets or securities of another business in excess of $250,000; (7) the appointment or termination (other than for cause) of our chief executive officer; (8) entering into any transaction, other than in the ordinary course of business in an amount less than $250,000, with any officer, director or affiliate of Voxware unless such transaction is approved in advance by a majority of the disinterested members of the Board of Directors; or (9) certain sales or other disposals of shares of the capital stock of a subsidiary of Voxware.

Information, Registration and Other Rights. Pursuant to the Investor Rights Agreement, we have agreed to furnish the Purchasers with certain financial and business information, including monthly, quarterly and annual financial reports and annual budgets and operating forecasts. We have also granted the Purchasers a right to participate, on a pro rata basis, in subsequent equity financings of Voxware. The Purchasers also have a right of first refusal with respect to the transfer of certain securities of Voxware. We have granted the Purchasers immediate registration rights with respect to certain of their holdings of our capital stock and has agreed to file a shelf registration statement within 30 days of the closing and to use reasonably practicable efforts to have such shelf registration statement effective within 120 days from filing. Subsequent to the closing, the Purchasers agreed to extend the time frame for filing such registration statement. Voxware has also agreed to make all reasonably practicable efforts to keep such shelf registration statement continuously effective for two years following the expiration of a one year lock-up (the Lock-Up) pursuant to which each of the Purchasers has agreed not to sell any shares of Common Stock issued upon the conversion of the Series D Preferred Stock for a period of one year from the date of the closing. Moreover, each of the Purchasers further agreed for a period of two years from the date of the closing that it shall (i) limit its sale of any shares of Common Stock issued upon conversion of Series D Preferred Stock to no more than 10% of the previous month’s trading volume on the principal securities exchange, automated quotation service or consolidated reporting system upon which our Common Stock is then listed and (ii) not short sell any shares of Common Stock issued upon conversion of Series D Preferred Stock. We have also agreed to grant certain demand and piggyback registration rights with respect to the Common Stock at any time that the registration statement noted above is no longer current or effective.

Warrants

Series D Preferred Stock Warrants. At the closing, we authorized the issuance of warrants to purchase up to 93,333,333 shares of Series D Preferred Stock. Pursuant to the terms of the Series D Preferred Stock warrants, the actual number of shares of Series D Preferred Stock that may be acquired upon exercise of such warrants is 37,111,111, based upon a formula relating to our gross revenue for fiscal 2003. The Series D Preferred Stock warrants are exercisable at a purchase price of $0.001 per share (subject to adjustment for stock splits, stock dividends and other similar transactions as provided therein) and include a cashless exercise provision. The Series D Preferred Stock warrants were issued to the Purchasers in the respective percentage amounts listed in the Purchase Agreement, which percentage for each Purchaser was based upon a fraction, the numerator of which was the cash dollar amount paid by such Purchaser under the Purchase Agreement for the shares of Series D Preferred Stock acquired by such Purchaser and the denominator of which was the aggregate cash dollar amount paid by all Purchasers under the Purchase Agreement for the shares of Series D Preferred Stock. The Series D Preferred Stock warrants expire on the tenth anniversary of the date of closing.

As of June 18, 2004, certain holders of our Series D Warrants exercised 37,210,420 in eligible warrants in exchange for 37,210,420 shares of our Series D Preferred Stock. As a result of our restatement of revenue for the year ended June 30, 2003 and in accordance with the terms of the warrant agreements, we have issued an additional 23,777,778 Series D Preferred Stock warrants to respective purchasers. The remaining 32,444,444 warrants have been cancelled as of December 31, 2003 in accordance with the terms set forth in the warrant agreements.

Common Stock Warrants. At the closing, we authorized the issuance of warrants to purchase up to 28,000,000 shares of Common Stock to certain Purchasers in the respective amounts set forth in the Purchase Agreement under the heading “Common Stock Warrants” based on the respective percentage amounts listed in the Purchase Agreement. However, the number of shares of Common Stock issuable upon the exercise of the Common Stock warrant issued to Ridgecrest Capital Partners (as described below) was based on separate terms set forth in the Purchase Agreement. In each case, the Common Stock warrants are exercisable at a purchase price of $0.015 per share (subject to adjustment for stock splits, stock dividends and other similar transactions as provided therein) and include a “cashless exercise” provision. The Common Stock warrants expire on the tenth anniversary of the date of closing.

Of the Common Stock warrants to purchase 28,000,000 shares of Common Stock, up to 18,666,667 shares of Common Stock will be exercisable in the event we fail to (i) file the required shelf registration statement registering the shares of Common Stock issuable upon exercise of the shares of Series D Preferred Stock (the Registration Statement); (ii) have the Registration Statement effective at the time of the expiration of the Lock-Up; (iii) keep the Registration Statement continuously effective for two years following the expiration of the Lock-Up; or (iv) file such amendments or supplements to the Registration Statement as are necessary to qualify shares of Common Stock issued as dividends to the holder of Series D Preferred Stock for offer and sale within thirty days of their issuance.

The Common Stock warrants with respect to the remaining 9,333,333 shares of Common Stock noted above, were issued to Ridgecrest Capital Partners in consideration of its services as placement agent in connection with the recapitalization and the issuance of Series D Preferred Stock.

Upon closing of the Series D Preferred Stock Private Placement, all of the outstanding warrants issued by Voxware prior to the closing were cancelled, except warrants exercisable for (i) 375,000 shares of Common Stock issued to InRoad, Inc., with an exercise price of $0.032 per share, (ii) 50,000 shares of Common Stock issued to Institutional Finance Group, LLC, with an exercise price of $3.44 per share, (iii) 79,681 shares of Common Stock issued to Mark Olivola, with an exercise price of $0.1255, (iv) 29,880 shares of Common Stock issued to Burnbrae Ltd., with an exercise price of $0.1255, (v) 9,960 shares of Common Stock issued to Diathermi Investment Ltd., with an exercise price of $0.1255, (vi) 39,840 shares of Common Stock issued to Mark Wentworth Foster-Brown, with an exercise price of $0.1255, (vii) 59,761 shares of Common Stock issued to Pictet Private Equity Investors SA, with an exercise price of $0.1255, (vii) 278,884 shares of Common Stock issued to Oracle Management, with an exercise price of $0.1255, and (ix) 39,840 shares of Common Stock issued to Barry Frankel, with an exercise price of $0.1255.

2001 Warrants. We issued the 2001 Warrants to certain investors in December 2001 to purchase 6,362,544 shares of our Common Stock. Except for certain Common Stock warrants, including the following 2001 Warrants, as a condition to the closing of the Series D Preferred Stock Private Placement, all of the outstanding warrants issued by us prior to the closing were cancelled. The following 2001 Warrants were not cancelled: (iv) 79,681 shares of Common Stock issued to Mark Olivola, with an exercise price of $0.1255, (v) 29,880 shares of Common Stock issued to Burnbrae Ltd., with an exercise price of $0.1255, (vi) 9,960 shares of Common Stock issued to Diathermi Investment Ltd., with an exercise price of $0.1255, (vii) 39,840 shares of Common Stock issued to Mark Wentworth Foster-Brown, with an exercise price of $0.1255, (viii) 59,761 shares of Common Stock issued to Pictet Private Equity Investors SA, with an exercise price of $0.1255, (ix) 278,884 shares of Common Stock issued to Oracle Management, with an exercise price of $0.1255, and (x) 39,840 shares of Common Stock issued to Barry Frankel, with an exercise price of $0.1255. The selling stockholders may exercise any part or all of the 2001 Warrants, at their option, during the term of such warrants, which expire on December 11, 2006. The initial exercise price of the 2001 Warrants is $0.1255 per share. The exercise price is subject to adjustment in the event of a stock split, merger, reclassification or similar event.

Certain investors are entitled to certain protections in the event we complete a merger or consolidation with or into another company, or a sale of substantially all of our assets. If we complete such a transaction, then as a condition of such transaction we must provide that such investor will have the right to receive that portion of the securities, cash or assets as may be issued or payable that such investor could have acquired if they had exercised the 2001 Warrants to purchase shares of Common Stock prior to the transaction.

2003 Investor Rights Agreement. On June 27, 2003 we entered into an investor rights agreement with the purchasers of the Series D Preferred Stock pursuant to the 2003 Series D Preferred Stock Purchase Agreement. The investor rights agreement obligates us to register the shares of Common Stock underlying the conversion of the Series D Preferred Stock. Pursuant to a letter agreement, dated as of July 25, 2003, by and among us and certain of the Purchasers, we agreed to file such registration statement within 10 days of filing our annual report on Form 10-K for the fiscal year ended June 30, 2003. Such Purchasers have further agreed to extend the time for filing such registration statement until November 14, 2003. Pursuant to an amendment to the investor rights agreement, entered into as of April 30, 2004, by and among us and certain of the Purchasers, we agreed to use our best efforts to have such registration statement declared effective no later than June 30, 2004. We must also keep this registration statement effective for a period of two years from the expiration of a one-year lock-up period under which each of the investors agreed not to sell any shares of Common Stock issued upon the conversion of the Series D Preferred Stock for a period of one year from June 27, 2003.

Provisions affecting a potential change in control. The Series D Preferred Stock, the Common Stock warrants, the Series D Preferred Stock warrants, and the 2001 Warrants permit the holders to elect to have their shares of Series D Preferred Stock and such warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holders. This could deter a potential acquirer from completing an acquisition of Voxware.

Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

•	the price adjustment provisions which could have an adverse effect on the market value of the acquirer’s outstanding securities;

•	the obligation to register the re-sale of the Common Stock issuable upon conversion of the Series D Preferred Stock and the warrants which could result in the sale of a substantial number of shares in the market;

•	the obligation to pay dividends on the Series D Preferred Stock;

•	the obligation to pay the holders of Series D Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

•	the obligation to seek the consent of the holders of the Series D Preferred Stock before we can issue securities which have senior or equal rights as the Series D Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series D Preferred Stock or securities which have less rights than the Series D Preferred Stock.

EXPERTS

The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by WithumSmith+Brown, P.C., independent auditors, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The determination of the fair value of the guarantee made by certain of our stockholders in connection with our credit facility with Silicon Valley Bank incorporated by reference in this prospectus and elsewhere in the registration statement was made by Hempstead & Co., as indicated in their report with respect thereto, and is incorporated by reference in reliance upon the authority of said firm as valuation experts in giving such report.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus have been passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them (File No. 0-021403), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference our annual report on Form 10-K for the fiscal year ended June 30, 2003, filed on October 14, 2003, as amended on Form 10-K/A filed on October 23, 2003, and as further amended by Amendment No. 2 on Form 10-K/A filed on March 26, 2004, our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003, as amended on Form 10-Q/A filed on April 13, 2004, our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2003, as amended on Form 10-Q/A filed on April 13, 2004, our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed on May 21, 2004, each of our two current reports on Form 8-K filed on January 6, 2004, our current report on Form 8-K filed on April 27, 2004 and our current report on Form 8-K filed on May 7, 2004.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. The annual report on Form 10-K, as amended by Form 10-K/A and Amendment No. 2 on Form 10-K/A, is being delivered with this prospectus. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:

Voxware, Inc.

168 Franklin Corner Road

Lawrenceville, New Jersey 08648

(609) 514-4100

Attn: Paul Commons, Chief Financial Officer

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Therefore, we file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC’s public reference facilities in Washington, D.C. and Chicago, Illinois. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our Common Stock is traded on the OTC Bulletin Board under the symbol “VOXW.OB.” You may also obtain our SEC filings from the SEC’s Web site on the Internet that is located at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount

	Amount
SEC Registration Fee	$4,906
Legal Expenses	$20,000	*
Accounting Expenses	$7,500
Printing Expenses	$3,500
Miscellaneous Expenses	$800

Total	$36,706	*

*	Estimated

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Delaware corporations may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses

(including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty to the maximum extent permitted by the DGCL. The DGCL does not permit liability to be eliminated (i) for any breach of a director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted in Section 145 of the DGCL, our Amended and Restated Certificate of Incorporation and our By-Laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The By-Laws also provide that we shall advance expenses to directors and officers incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

We indemnify each of our directors and executive officers with the maximum indemnification allowed to directors and executive officers by the DGCL, subject to certain exceptions, as well as certain additional procedural protections. In addition, we will generally advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

The indemnification provisions in our Amended and Restated Certificate of Incorporation and By-Laws also permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Voxware pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We currently carry director and officer liability insurance in the amount of $5,000,000.

Item 16.	Exhibits

3.1**	Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on June 27, 2003, incorporated by reference to the registrant’s Annual Report on Form 10-K filed October 14, 2003.

3.2**	Certificate of Amendment dated December 30, 2003 to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

3.3**	Certificate of Amendment dated April 30, 2004 to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed May 7, 2004.

4.1**	Investor Rights Agreement, dated as of June 27, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed October 14, 2003.

4.2**	Stockholders Agreement, dated as of June 27, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

4.3**	Series D Convertible Preferred Stock Purchase Warrant dated December 30, 2003 issued to Edison Venture Fund V, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

5.2*	Opinion of Morgan, Lewis & Bockius LLP.

10.1**	Series D Preferred Stock Purchase Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

10.2**	Investor Rights Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

10.3**	Exchange Agreement, dated as of August 29, 2001, and as amended on April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.4**	Exchange Agreement by and among Voxware, Inc. and certain holders of its Series C Convertible Preferred Stock, dated as of April 16, 2003, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.5**	Exchange Agreement by and among Voxware, Inc., Creafund n.v., Avvision BVBA, BVBA Com2Wizards, Eurl Val D’Auso and Wim Deneweth, dated as of April 16, 2003, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.6**	Loan and Security Agreement dated December 30, 2003 between Voxware, Inc. and Silicon Valley Bank, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.7**	Intellectual Property Security Agreement dated as of December 30, 2003 by and between Voxware, Inc. and Silicon Valley Bank, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.8**	Unconditional Guaranty dated December 30, 2003 executed by Edison Venture Fund V, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.9**	Unconditional Guaranty dated December 30, 2003 executed by Cross Atlantic Technology Fund II, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

13.1**	Annual Report on Form 10-K filed on October 14, 2003.

13.2**	Amendment to Annual Report on Form 10-K/A filed on October 23, 2003.

13.3**	Amendment to Annual Report on Form 10-K/A filed on March 26, 2004.

23.1*	Consent of WithumSmith+Brown, P.C.

23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2).

23.3*	Consent of Hempstead & Co.

24.1*	Power of Attorney (included on signature page).

*	Filed herewith.

**	Previously filed.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on August 10, 2004.

VOXWARE, INC.

(Registrant)

By:	/s/ Thomas J. Drury, Jr.
Thomas J. Drury, Jr., President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas J. Drury, Jr. and Paul Commons, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas J. Drury, Jr. Thomas J. Drury, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	August 10, 2004

/s/ Paul Commons Paul Commons	Chief Financial Officer (Principal Financial and Accounting Officer)	August 10, 2004

* David B. Levi	Director	August 10, 2004

* Ross T. Martinson	Director	August 10, 2004

* Glenn T. Rieger	Director	August 10, 2004

* Joseph A. Allegra	Director	August 10, 2004

* Michael Janis	Director	August 10, 2004

*	By their signatures set forth below the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, have signed this Amendment to the Registration Statement on behalf of the persons above.

By:	/s/ Thomas J. Drury, Jr.	By:	/s/ Paul Commons
	Thomas J. Drury, Jr. (Attorney in Fact)		Paul Commons (Attorney in Fact)

INDEX TO EXHIBITS

3.1**	Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on June 27, 2003, incorporated by reference to the registrant’s Annual Report on Form 10-K filed October 14, 2003.

3.2**	Certificate of Amendment dated December 30, 2003 to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

3.3**	Certificate of Amendment dated April 30, 2004 to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed May 7, 2004.

4.1**	Investor Rights Agreement, dated as of June 27, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed October 14, 2003.

4.2**	Stockholders Agreement, dated as of June 27, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

4.3**	Series D Convertible Preferred Stock Purchase Warrant dated December 30, 2003 issued to Edison Venture Fund V, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

5.2*	Opinion of Morgan, Lewis & Bockius LLP.

10.1**	Series D Preferred Stock Purchase Agreement, dated as of April 16, 2003, by and among Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

10.2**	Investor Rights Agreement, dated as of June 27, 2003, by and between Voxware, Inc. and the investors set forth therein, incorporated by reference to the registrant’s Annual Report on Form 10-K filed on October 14, 2003.

10.3**	Exchange Agreement, dated as of August 29, 2001, and as amended on April 16, 2003, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.4**	Exchange Agreement by and among Voxware, Inc. and certain holders of its Series C Convertible Preferred Stock, dated as of April 16, 2003, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.5**	Exchange Agreement by and among Voxware, Inc., Creafund n.v., Avvision BVBA, BVBA Com2Wizards, Eurl Val D’Auso and Wim Deneweth, dated as of April 16, 2003,

incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 21, 2003.

10.6**	Loan and Security Agreement dated December 30, 2003 between Voxware, Inc. and Silicon Valley Bank, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.7**	Intellectual Property Security Agreement dated as of December 30, 2003 by and between Voxware, Inc. and Silicon Valley Bank, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.8**	Unconditional Guaranty dated December 30, 2003 executed by Edison Venture Fund V, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

10.9**	Unconditional Guaranty dated December 30, 2003 executed by Cross Atlantic Technology Fund II, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

13.1**	Annual Report on Form 10-K filed on October 14, 2003.

13.2**	Amendment to Annual Report on Form 10-K/A filed on October 23, 2003.

13.3**	Amendment to Annual Report on Form 10-K/A filed on March 26, 2004.

23.1*	Consent of WithumSmith+Brown, P.C.

23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2).

23.3*	Consent of Hempstead & Co.

24.1*	Power of Attorney (included on signature page).

*	Filed herewith.

**	Previously filed.